Exhibit 99.14

PRESS RELEASE

Paris Air Show:

TotalEnergies Signs a Deal with Quatra
to Secure Feedstock for its Biorefineries

Paris, June 17, 2025 – TotalEnergies and Quatra, the European market leader in the collection and recycling of used cooking oil, have signed a 15-year agreement beginning in 2026, for the supply of 60,000 tons a year of European used cooking oil to TotalEnergies’ biorefineries. This deal contributes to secure the feedstock to produce biodiesel and sustainable aviation fuel (SAF).

From the collection of used cooking oil to the production of biofuels in France

Under the terms of the agreement, Quatra will collect used cooking oil directly from restaurants, restaurant chains and industry in France and the rest of Europe. The oil will then be delivered to Quatra sites for filtering before being shipped to TotalEnergies’ biorefineries to produce road biofuels and SAF.

TotalEnergies has converted its refineries at La Mède in the south of France and Grandpuits near Paris into biorefineries.

•	La Mède: The biorefinery at La Mède, launched in 2019, has an annual production capacity of 500,000 tons of biofuel. Through this site, TotalEnergies is the only producer of HVO biodiesel in France. This year, La Mède will also produce sustainable aviation fuel for airports in the south of France.

•	Grandpuits: the site’s conversion into a zero-crude complex includes a biorefinery with an annual production capacity of 230,000 tons of sustainable aviation fuel. Commissioning is planned for 2026. TotalEnergies has partnered with SARIA, the European leader in the collection and reuse of organic waste in the form of sustainable products, which will supply most of the site’s feedstock.

“I am delighted with this strategic agreement with Quatra that contributes to our aim to secure the feedstock we need to produce biofuels in our biorefineries. The development of biofuels is one of our Company’s strategic goals. By directly reducing the carbon intensity of the energy products used by our customers, we are actively working with them as part of our net zero approach, together with society,” said Valérie Goff, Senior Vice President, Renewable Fuels & Chemicals at TotalEnergies.

“At Quatra, we believe in long-term partnerships with leading industrial groups that combine logistics, environmental responsibility and financial viability. The deal between Quatra France and TotalEnergies is an excellent example of that. By supplying locally collected used cooking oil, we are contributing to a sustainable value chain. That allows us to focus on our core business, which is the efficient collection of used cooking oil across France, allowing TotalEnergies to turn that valuable resource into biofuel,” stated Pol Van Pollaert, Co-CEO, Quatra.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Quatra

Quatra is the European leader in the collection and recycling of used cooking oil. With operations in ten countries, Quatra specializes in sustainable oil management solutions for the food and catering industries. In France, we work closely with thousands of restaurants, food producers and local authorities, to efficiently collect used cooking oil according to environmental standards. Our mission is to close the loop between food and fuel by turning waste into renewable energy.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).